Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for September 2018 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for September 2018 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In September 2018, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 9.27% as compared to the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic, regional and international routes increased by 9.33%, 14.06% and 8.93%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 11.44%, of which, passenger traffic for domestic, regional and international routes increased by 11.29%, 13.51% and 11.70%, respectively as compared to the same period last year. The passenger load factor was 82.09%, representing an increase of 1.60 percentage points as compared to the same period last year, of which, the passenger load factor for domestic and international routes increased by 1.46 percentage points and 2.01 percentage points, respectively, and regional routes decreased by 0.35 percentage point, as compared to the same period last year.

In terms of cargo operations, in September 2018, cargo capacity (measured by available tonne kilometers (“ATK”)—Cargo and Mail) increased by 8.61% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”)—Cargo and Mail) increased by 8.66% as compared to the same period last year. The cargo and mail load factor was 56.26%, representing an increase of 0.03 percentage point as compared to the same period last year.

In September 2018, the Group has newly launched the following major routes: Tianjin-Shanghai-Tianjin route (seven flights per week) since 1 September 2018; Changsha-Chongqing-Changsha route and Wuhan-Chongqing-Wuhan route (seven flights per week) since 17 September 2018; and Shenzhen-Sabah-Shenzhen route (seven flights per week) since 28 September 2018.

In September 2018, the Group had introduced 12 aircraft, including five B737-800 aircraft, three B737-8 aircraft, three A320NEO aircraft and one A321NEO aircraft. As of the end of September 2018, the Group operated a fleet of 811 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	2	0	5
Airbus 330 Series	8	30	10	48
Airbus 320 Series	92	83	110	285
Boeing 787 Series	2	23	3	28
Boeing 777 Series	8	14	0	22
Boeing 757 Series	4	0	0	4
Boeing 737 Series	145	85	161	391
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	20	26
Total	270	237	304	811

KEY OPERATION DATA OF SEPTEMBER 2018

Capacity	September 2018			Cumulative 2018
	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	14,828.51	-13.01	11.29	133,680.93	12.05
Regional	270.39	-13.99	13.51	2,470.79	14.24
International	6,239.85	-13.37	11.70	57,134.06	14.63
Total	21,338.74	-13.13	11.44	193,285.78	12.83
RTK (in million)
Domestic	1,477.18	-8.16	9.57	12,979.44	10.54
Regional	26.12	-10.08	11.97	233.96	13.10
International	1,066.05	-5.84	12.08	9,282.82	12.60
Total	2,569.36	-7.23	10.62	22,496.21	11.41
RTK - Cargo and Mail (in million)
Domestic	156.29	8.55	-2.28	1,239.81	-1.03
Regional	2.05	-0.01	-3.96	17.64	0.43
International	513.67	-0.05	12.55	4,287.32	10.44
Total	672.01	1.83	8.66	5,544.78	7.62
Passengers carried (in thousand)
Domestic	9,905.76	-12.98	9.44	89,323.11	10.63
Regional	200.72	-15.71	10.10	1,887.43	9.59
International	1,400.03	-16.02	11.97	13,373.07	17.32
Total	11,506.51	-13.41	9.75	104,583.61	11.42
Cargo and mail carried (in thousand tonnes)
Domestic	96.66	9.14	-1.95	774.70	0.20
Regional	1.81	1.43	-3.32	15.50	-1.56
International	58.81	-0.45	12.39	488.20	11.09
Total	157.28	5.26	2.94	1,278.39	4.08

Capacity	September 2018			Cumulative 2018
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	17,925.60	-8.65	9.33	160,672.96	11.17
Regional	370.36	-6.46	14.06	3,279.93	14.94
International	7,699.13	-10.41	8.93	69,538.56	14.22
Total	25,995.09	-9.15	9.27	233,491.46	12.12
ATK (in million)
Domestic	2,020.89	-8.55	8.44	18,215.77	10.37
Regional	42.97	-5.29	15.02	376.00	13.23
International	1,470.21	-5.85	9.73	13,055.94	12.56
Total	3,534.08	-7.41	9.05	31,647.71	11.29
ATK — Cargo and Mail (in million)
Domestic	407.59	-8.12	5.06	3,755.20	7.37
Regional	9.64	-1.03	18.45	80.81	7.39
International	777.29	-1.38	10.46	6,797.47	11.07
Total	1,194.52	-3.79	8.61	10,633.48	9.71

Load Factor	September 2018			Cumulative 2018
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	82.72	-4.14	1.46	83.20	0.65
Regional	73.01	-6.39	-0.35	75.33	-0.46
International	81.05	-2.76	2.01	82.16	0.29
Total	82.09	-3.76	1.60	82.78	0.52
Cargo and Mail Load Factor
Domestic	38.35	5.89	-2.88	33.02	-2.80
Regional	21.29	0.22	-4.97	21.84	-1.52
International	66.08	0.88	1.23	63.07	-0.36
Total	56.26	3.10	0.03	52.14	-1.01
Overall Load Factor (RTK/ATK)
Domestic	73.10	0.31	0.76	71.25	0.11
Regional	60.78	-3.24	-1.65	62.22	-0.07
International	72.51	0.01	1.52	71.10	0.02
Total	72.70	0.13	1.04	71.08	0.07

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK—Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

15 October 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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